Exhibit 99

PRESS RELEASE

ROSTELECOM REPORTS RAS RESULTS FOR THE FIRST NINE MONTHS OF 2009

•             Revenue for the first nine months of 2009 amounted to RUB 45,405.8 million — a year on year decrease of 2.2%;

•             OIBDA(1) decreased by 22.4% year on year to RUB 9,359.6 million, representing an OIBDA margin of 20.6%;

•             Net profit totaled RUB 4,553.6 million representing a year on year decrease of 34.3%;

•             Revenues from data transmission and telematic services almost doubled year on year to RUB 3,757.8 million.

Moscow — November 2, 2009 — Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP) (“Rostelecom” or the “Company”), Russia’s national telecommunications operator today announced its unaudited first nine months 2009 results in accordance with the Russian Accounting Standards (RAS).

Rostelecom’s revenue for the first nine months of 2009 totaled RUB 45,405.8 million representing a decrease of 2.2% year on year, which is mainly due to a reduction in revenues from a number of traditional segments. However, through the continued diversification of its business, the Company substantially increased the revenue from data services. During the reporting period under review, the share of new services (data and intelligent network services) amounted to 10.0% of Rostelecom’s total revenue.

Domestic long-distance (DLD) traffic for the reporting period decreased 7.5% year on year to 6,957.9 million minutes(2). DLD & interconnection revenues for the reporting period totaled RUB 19,447.4 million, representing a year on year decrease of 11.4%.

Outgoing international long-distance (OILD) traffic saw a decrease of 14.1% year on year to 1,297.3 million minutes. ILD revenues from Russian operators and end-customers amounted to RUB 8,614.0 million, a decrease of 4.9% compared to the first nine months of 2008.

The decrease in DLD and OILD traffic and revenue is primarily attributable to the global macro-economic environment, the growing competition in the long-distance market as well as the continued migration of long-distance end-customer traffic from fixed-line to mobile networks. In addition, in order to provide clients (end-customers /residential & corporate/ and Russian operators) with competitive tariffs the Company follows a flexible pricing policy which also impacted the DLD and outgoing ILD revenues.

During the period under review, incoming ILD traffic terminated in Russia decreased by 1.4% year on year while transit traffic from international operators saw an increase of 40.7%. In total, incoming ILD traffic amounted to 2,635.0 million minutes representing a year on year increase of 9.4%. Revenues from international operators for incoming ILD traffic transit and termination rose 10.5% year on year to RUB 4,925.3 million.

Revenue for the reporting period from other business segments grew by 11.5% year on year to RUB 12,419.1 million. The Company delivered a 1.5 fold increase year on year in revenues from new services, including data and intelligent network, to RUB 4,529.2 million. Revenues from data transmission and telematic services increased by 86.1% year on year and totaled RUB 3,757.8 million.

(1) OBIDA is calculated as total revenues less operating expenses excluding depreciation.

(2) All traffic data provided in the press release is preliminary. In addition, this press release contains verified DLD traffic data for the first nine months of 2008 – as disclosed in the Rostelecom FY 2008 IFRS results release.

Revenues from leased-line services decreased by 6.3% year on year to RUB 5,518.3 million. This decrease is mainly attributable to the fact that Russian operators (mobile and inter-regional) are nearing completion in constructing their own networks, thus reducing their demand in channels. In addition, this presented the operators with the opportunity to provide channels for rent thus resulting in increased competition in the Russian leased line market.

Rostelecom’s operating expenses for the reporting period amounted to RUB 39,390.2 million representing a year on year increase of 4.9%. Among other factors, this increase was mainly due to the higher payments made to international operators as a result of the Russian Rouble devaluation and growth in international transit traffic. Additionally, there was also an increase in payments to regional operators for rented channels (last miles) on the back of increased  sales of Internet and VPN services.

Depreciation for the period under review, amounted to RUB 3,344.0 million. The 4.0% increase compared to the same period last year is a result of property, plant and equipment additions during 2008.

Operating Income before Depreciation and Amortization (OIBDA) amounted to RUB 9,359.6 million which is a year on year decrease of 22.4%. OIBDA margin amounted to 20.6% compared to 26.0% in the corresponding period last year.

First nine months 2009 operating profit decreased by 32.0% year on year to RUB 6,015.6 million.

Other gains and losses for the first nine months of 2009 totaled a net loss of RUB 300.0 million compared to a net gain of RUB 412.1 million a year ago. There are a number of factors that this loss is attributable to, firstly, provision for allowances contrary to their recovery in the period of first three quarters of 2008 as well as the loss from the sale of investments compared to a RUB 445 million net gain (including the sale of Golden Telecom’s shares) in the corresponding period of 2008. Additionally, the foreign exchange loss in the accounting period also impacted the overall results.

As a result, Rostelecom’s first nine months 2009 net profit amounted to RUB 4,553.6 million, down 34.3% year on year.

Profit and Loss Statement, RUB Million

	9mo 2009	9mo 2008	% change, y-o-y

Revenue	45,405.8	46,414.0	-2.2%

Operating expenses, incl.	(39,390.2)	(37,561.4)	4.9%
Depreciation	(3,344.0)	(3,214.4)	4.0%

OIBDA	9,359.6	12,067.0	-22.4%

Operating profit	6,015.6	8,852.6	-32.0%
Other gains & losses, incl.	(300.0)	412.1	n.a.

(Loss)/ profit from the sale of financial investments	(78.3)	445.1	n.a.

Profit/ (loss) from revaluation of financial investments	310.2	(489.2)	n.a.

Profit before tax	5,715.6	9,264.7	-38.3%
Profit tax	(1,162.0)	(2,335.2)	-50.2%

Net Profit	4,553.6	6,929.5	-34.3%

Key ratios

	9mo 2009	9mo 2008

Operating margin, %	13.2%	19.1%

OIBDA margin, %	20.6%	26.0%

Net margin, %	10.0%	14.9%

Balance Sheet, RUB Million

	Jan. 01, 09	Sep. 30, 09	% change, y-o-y

ASSETS

Non-current assets, incl.	39,168.1	42,754.0	9.2%
Intangible assets	0.4	0.4	n/a
Fixed assets	23,895.6	24,793.4	3.8%
Construction in progress	7,689.2	6,813.2	-11.4%
Long-term financial investments	3,778.3	4,492.6	18.9%
Deferred tax assets	—	—	n.a
Other non-current assets	3,804.6	6,284.3	65.2%

Current assets, incl.	31,554.4	32,268.4	2.2%
Inventory	463.1	485.3	4.8%
VAT on obtained property	226.9	185.0	-18.5%
Accounts receivable	10,541.5	9,290.1	-11.9%
Short-term financial investments	10,997.0	15,123.5	37.5%
Cash and cash equivalents	9,336.0	7,183.9	-23.1%
Other current assets	0.2	0.7	250.0%

BALANCE	70,732.8	75,022.4	6.1%

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	56,480.6	58,908.8	4.3%
Liabilities, incl.	14,252.2	16,113.6	13.1%
Long-term liabilities, incl.	4,337.8	4,637.4	6.9%
Loans due more than in 12 months	3,822.8	3,837.5	0.4%

Short-term liabilities, incl.	9,914.4	11,476.2	15.8%
Loans due less than in 12 months	564.0	569.8	1.0%

BALANCE	70,732.8	75,022.4	6.1%

***

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•                  Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•                  the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•                  the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•                  the Company’s plans with respect to improving its corporate governance practices;

•                  the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•                  economic outlook and industry trends;

•                  the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•                  other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•                  risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•                  risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•                  risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•                  technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•                  other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom PR & IR Department

Tel.: + 7 499 973 9920

Fax: + 7 499 972 8222

e-mail: rostelecom@rostelecom.ru